As filed with the Securities and Exchange Commission on January 19, 2007

                                              Securities Act File No. 333-138220
                                       Investment Company Act File No. 811-08002
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

              ----------------------------------------------------

                                    FORM N-2

 |X|          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
 | |                       PRE-EFFECTIVE AMENDMENT NO.
 |X|                  POST-EFFECTIVE AMENDMENT NO. 1 AND/OR
 |X|     REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
 |X|                             AMENDMENT NO. 5

              ----------------------------------------------------

                             Korea Equity Fund, Inc.
               (Exact Name of Registrant as Specified in Charter)

                     Two World Financial Center, Building B
                            New York, New York 10281
                    (Address of Principal Executive Offices)

              ----------------------------------------------------

                                 (800) 833-0018
              (Registrant's Telephone Number, including Area Code)

              ----------------------------------------------------

                              Mr. Hiroshi Terasaki
                             Korea Equity Fund, Inc.
                     Two World Financial Center, Building B
                            New York, New York 10281
                     (Name and Address of Agent for Service)

              ----------------------------------------------------

                                   Copies to:
  John A. MacKinnon, Esq.                           Leonard B. Mackey, Jr., Esq.
     Sidley Austin LLP                                 Clifford Chance US LLP
    787 Seventh Avenue                                  31 West 52nd Street
 New York, New York 10019                             New York, New York 10019

              ----------------------------------------------------

      Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

              ----------------------------------------------------
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. | |

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. | |

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. | |

      If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. | |

      No filing fee is required because of reliance on Section 24(f) and Rule 24f-2 under the Investment Company Act of 1940.

              ----------------------------------------------------

      This Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2 (File No. 333-138220) (the "Registration Statement") consists of the following:

      (1)   Facing sheet of this Registration Statement

      (2)   Part C of this Registration Statement (including signature page).

      Parts A and B to the Registration Statement are unchanged from the Prospectus filed on January 10, 2007 contained in the Registration Statement.

      This Post-Effective Amendment No. 1 to the Registration Statement is being filed solely to file an exhibit to the Registration Statement.

PART C

OTHER INFORMATION

ITEM 25. FINANCIAL STATEMENTS AND EXHIBITS

1.    Financial Statements

      Schedule of Investments as of October 31, 2006*

      Statement of Assets and Liabilities as of October 31, 2006*

      Statement of Operations for the fiscal year ended October 31, 2006*

      Statements of Changes in Net Assets for the fiscal years ended October 31, 2006 and 2005*

      Notes to Financial Statements*

      Financial Highlights for a share of Common Stock outstanding during each of the fiscal years ended October 31, 2006, 2005, 2004, 2003 and 2002*

      * Incorporated by reference to the Registrant's Annual Report to Shareholders for the fiscal year ended October 31, 2006 filed with the Securities and Exchange Commission (the "Commission") on January 8, 2007 pursuant to Rule 30b2-1 under the Investment Company Act ("1940 Act").

2.    Exhibits


a)    1)    Articles of Incorporation, dated September 3, 1993(a)

      2)    Articles Supplementary, dated February 18, 2004


b)     Amended and Restated Bylaws of the Fund(a)

c)     Not Applicable

d)    1)    Portions of the Articles of Incorporation and Bylaws of the Fund
            defining the rights of holders of shares of Common Stock of the Fund(b)


      2) Form of specimen certificate for shares of Common Stock of the Fund(c)

      3)    Form of Subscription Certificate(c)

      4) Form of Notice of Guaranteed Delivery and Form of Beneficial Owner Certification Form(c)


e)    Dividend Reinvestment Plan(a)

f)    Not Applicable

g)    1)    Management Agreement between Registrant and Nomura Asset Management
            U.S.A. Inc. (the "Manager")(a)

      2) Investment Advisory Agreement between the Manager and Nomura Asset Management Co., Ltd. (the "Investment Adviser")(a)

      3) Investment Sub-Advisory Agreement between the Investment Adviser and Nomura Asset Management-Hong Kong Limited(a)

      4) Investment Sub-Advisory Agreement between the Investment Adviser and Nomura Asset Management Singapore Limited(a)


h) Form of Dealer Manager Agreement among the Registrant, the Manager and UBS Securities LLC(c)

i)    Not applicable

j)    Custodian Contract between the Fund and Brown Brothers Harriman & Co.(a)

k)    1)    Accounting Agency Agreement between the Fund and Brown Brothers
            Harriman & Co.(a)


      2) Registrar, Transfer Agency and Service Agreement between the Fund and Computershare Investor Services, Inc.(c)

      3) Form of Subscription Agent Agreement between Registrant and Computershare Shareholder Services, Inc.(c)

      4) Form of Information Agent Agreement between Registrant and The Altman Group, Inc.(c)

l)    1)    Opinion and consent of Sidley Austin LLP, counsel to the Fund(c)

      2) Opinion and consent of Venable LLP, special Maryland counsel to the Fund(c)

      3)    Consent of Kim & Chang, special Korean counsel to the Fund(c)


m)    Not applicable


n) Consent of Ernst & Young LLP, independent registered public accounting firm for the Fund with respect to the financial statements for the year ended October 30, 2006(c)


o)    Not applicable

p)    Not applicable

q)    Not applicable

r)    1)    Code of Ethics of Registrant and the Manager adopted pursuant to
            Rule 17j-1 under the 1940 Act (a)

      2) Codes of Ethics of the Investment Adviser and the Sub-Advisers adopted pursuant to Rule 17j-1 under the 1940 Act (a)

---------------
(a) Filed or refiled on January 5, 2007 as an exhibit to the Registrant's Registration Statement on Form N-2 (File No. 333-138220).

(b) Reference is made to Article V, Article VI (Sections 3 and 6), Article VII, Article VIII, Article X, Article XII, Article XIII, Article XIV and
      Article XV of the Fund's Articles of Incorporation, to be filed as Exhibit
      (a) to this Registration Statement; and Article II, Article III (sections 3, 4 and 14), Article VI, Article VII, Article XII, and Article XIII of the Registrant's Amended and Restated By-Laws, to be filed as Exhibit (b) to this Registration Statement.


(c) Filed on January 10, 2007 as an exhibit to the Registrant's Registration Statement on Form N-2 (File No. 333-138220).





ITEM 26.  MARKETING ARRANGEMENTS

Not Applicable

ITEM 27. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:



  Registration fees                                                $   10,000
  NYSE listing fee                                                     20,000
  Printing and Postage (including subscription certificates)           40,000
  Legal fees and expenses                                             350,000
  Accounting fees and expenses                                         20,000
  NASD fees                                                             8,000
  Dealer Manager's fees and reimbursement of expenses                 100,000
  Subscription Agent fee and expenses                                  15,000
  Information Agent fees and expenses                                  10,000
  Miscellaneous                                                        27,000
                                                                 --------------
       Total                                                       $  600,000
                                                                 ==============
ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

None.

ITEM 29. NUMBER OF HOLDERS OF SECURITIES

TITLE OF CLASS                                  NUMBER OF RECORD HOLDERS AT
                                                DECEMBER 31, 2006

Common Stock, par value $0.10 per share                 8,409,000

ITEM 30. INDEMNIFICATION


Reference is made to Article VI of the Fund's charter (the "Charter"), Article VI of Fund's Amended and Restated Bylaws, Section 2-418 of the Maryland General Corporation Law, the Management Agreement filed as Exhibit (g)(1), the Investment Advisory Agreement filed as Exhibit (g)(2) and the Dealer Manager Agreement filed as Exhibit (h).

Maryland law permits the Fund to include in its Charter a provision limiting the liability of the Fund's Directors and officers to the Fund and the stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. The Charter of the Fund contains such a provision which eliminates Directors' and officers' liability to the fullest extent permitted by Maryland law.

Article VI of the Charter of the Fund provides that each officer and director of the Fund shall be indemnified by the Fund to the full extent permitted under the General Laws of the State of Maryland, subject to the provisions of the Investment Company Act of 1940 (the "1940 Act"). Article VI of the Fund's Bylaws obligates the Fund to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former Director or officer of the Fund and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (b) any individual who, while a Director or officer of the Fund and at the request of the Fund, serves or has served as a director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity. The Fund may, with the approval of its Board of Directors or any duly authorized committee thereof, provide such indemnification and advance for expenses to a person who served a predecessor of the Fund in any of the capacities described above and to any employee or agent of the Fund or a predecessor of the Fund. The Fund has been advised that, with respect to the 1940 Act, such indemnity shall not protect any such person against any liability to the Fund or any stockholder thereof to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. Absent a court determination that an officer or director seeking indemnification was not liable on the merits or guilty of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office, the decision by the Fund to indemnify such person must be based upon the reasonable determination of independent counsel for non-party independent directors, after review of the facts, that such officer or director is not guilty of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Maryland law requires a corporation (unless its charter provides otherwise, which the Fund's Charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.


Insofar as the conditional advancing of indemnification moneys for actions based upon the 1940 Act may be concerned, such payments will be made only on the following conditions: (i) the advances must be limited to amounts used, or to be used, for the preparation or presentation of a defense to the action, including costs connected with the preparation of a settlement; (ii) advances may be made only upon receipt of a written promise by, or on behalf of, the recipient to repay that amount of the advance which exceeds the amount to which it is ultimately determined that he is entitled to receive from the Fund by reason of indemnification; and (iii) (a) such promise must be secured by a surety bond, other suitable insurance or an equivalent form of security which assures that any repayments may be obtained by the Fund without delay or litigation, which bond, insurance or other form of security must be provided by the recipient of the advance, or (b) a majority of a quorum of the Fund's disinterested, non-party Directors, or an independent legal counsel in a written opinion, shall determine, based upon a review of readily available facts, that the recipient of the advance ultimately will be found entitled to indemnification.

The Fund may purchase insurance on behalf of an officer or director protecting such person, to the full extent permitted under the Maryland law, from liability arising from his or her activities as officer or director of the Fund. The Fund, however, may not purchase insurance on behalf of any officer or director of the Fund that protects or purports to protect such person from liability to the Fund or to its stockholders to which such officer or director would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office.

Reference is made to Article V of the Management Agreement filed as Exhibit
(g)(1) herewith relating to limitation of liability of the Manager, to Article V of the Investment Advisory Agreement filed as Exhibit (g)(2) herewith for provisions relating to limitation of liability of the Investment Adviser, to
Article IV of the Investment Sub-Advisory Agreement filed as Exhibit (g)(3) herewith for provisions relating to limitation of liability of Nomura Asset Management Hong Kong Limited ("NAM-Hong Kong") as an investment sub-adviser and to Article IV of the Investment Sub-Advisory Agreement filed as Exhibit (g)(3) herewith for provisions relating to limitation of liability of Nomura Asset Management Singapore Limited ("NAM-Singapore") as an investment sub-adviser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "1933 Act") may be permitted to directors, officers and controlling persons of the Fund and the principal underwriter pursuant to the foregoing provisions or otherwise, the Fund has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Fund of expenses incurred or paid by a director, officer, or controlling person of the Fund and the principal underwriter in connection with the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person or the principal underwriter in connection with the shares being registered, the Fund will, unless in the opinion of its counsel the matter has been settled by the controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

ITEM 31. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

Pursuant to the management and advisory arrangements described in the prospectus constituting Part A of this Registration Statement, the Fund's Manager, Nomura Asset Management U.S.A. Inc., is responsible for providing the Fund with advisory services. The Manager has entered into an Investment Advisory Agreement with Nomura Asset Management Co., Ltd. (the "Investment Adviser"). The Investment Adviser has entered into Investment Sub-Advisory Agreements with NAM-Hong Kong and NAM-Singapore.

(a) The Manager provides investment advisory services to United States and foreign clients. The Manager also acts as an investment adviser to Japan Smaller Capitalization Fund, Inc. (registered closed-end investment company). The principal address of the Manager is Two World Financial Center, Building B, New York, New York 10281.

Set forth below is a list of each executive officer and director of the Manager, indicating each business, profession, vocation or employment of a substantial nature in which each such person or entity has been engaged since December 1, 2004 for his own account or in the capacity of director, officer, partner or trustee.


                                                                       Other Substantial Business, Profession,
            The Name                  Position With Manager                     Vocation or Employment
--------------------------------  -----------------------------  ----------------------------------------------------
Hiroshi Terasaki                  President and Director         President and Director of the Fund since 2005;
                                                                 Managing Director Nomura Asset Management-U.K.
                                                                 Limited from


                                                         5


                                                                 2003 until 2005.
Yoichi Suefuji                    Treasurer and Director         Previously at Nomura Asset Management Tokyo.
Marti G. Sbrahmanyam              Director                       Charles E. Merrill Professor of Finance, Economics
                                                                 and International Business, New York University
                                                                 since 1991.
Kenneth L. Munt                   Managing Director and          Vice President of the Fund since 2001.
                                  Secretary
Neil A. Daniele                   Managing Director and          Secretary of the Fund since 2002.
                                  Chief Compliance Officer
Mark R. Meyer                     Managing Director              _____
Jun Arima                         Senior Director                _____
Keiko Tani                        Senior Vice President and      Vice President of the Fund since 2005.
                                  General Counsel
Rita Chopra-Brathwaite            Vice President                 Treasurer of the Fund since 2002.
Sanjiv Jhaveri                    Senior Vice President          _____
Michael A. Morrongiello           Senior Vice President          _____


(b) The Investment Adviser provides investment advisory services to Japanese and international clients. The Investment Adviser is an investment adviser to Japan Smaller Capitalization Fund, Inc. (a U.S. registered closed-end investment company). The principal address of the Investment Adviser is 1-12-1, Nihombashi, Chuo-ku, Tokyo 103-8260, Japan.

Set forth below is a list of the principal officers and directors of the Investment Adviser indicating each business, profession, vocation or employment of a substantial nature in which each such person has been engaged since December 1, 2004 for his own account or in the capacity of director, officer, partner or trustee.

                                          Position With                 Other Substantial Business, Profession,
             Name                       Investment Adviser                       Vocation or Employment
--------------------------------  -----------------------------  ----------------------------------------------------
Takumi Shibata                    President and CEO, Director    Outside Director, Nomura Trust & Banking Co.,
                                                                 Ltd.
Yukio Suzuki                      Director                       Director, Nomura Holdings, Inc.
                                                                 Outside Director, Nomura Trust & Banking Co., Ltd.
Akihiko Nakamura                  Outside Director               Senior Managing Director, Chief Information
                                                                 Officer, Nomura Holdings, Inc.
                                                                 Senior Managing Director, Nomura Securities, Co.,
                                                                 Ltd.
Tetsu Ozaki                       Outside Director               Senior Managing Director, Head of Group Corporate
                                                                 Strategy, Nomura Holdings, Inc.
                                                                 Senior Managing Director, Nomura Securities Co.,
                                                                 Ltd.
Daisuke Suzuki                    Outside Director               _____
Shinji Kitamura                   Outside Director               _____
Kamezo Nakai                      Executive Vice President       _____
Takahide Mizuno                   Executive Vice President       Director, Nomura Asset Management Delaware Inc.
                                                                 Outside Director, FQN Management LLC
Atsushi Yoshikawa                 Executive Vice President       Director, Nomura Asset Management Delaware Inc.
                                                                 Outside Director, FQN Management LLC
Shigeru Fujinuma                  Executive Managing Director    Managing Director, Nomura Asset Management Hong
                                                                 Kong Limited
                                                                 Managing Director, Nomura Asset Management
                                                                 Singapore Limited
                                                                 Chairman and Director, Nomura Asset Management
                                                                 U.K. Limited
Eiichiro Tabuchi                  Senior Managing Director       _____
Tatsuro Kochi                     Senior Managing Director       _____
Kouichi Goto                      Senior Managing Officer        _____


                                                               6


                                          Position With                 Other Substantial Business, Profession,
             Name                       Investment Adviser                       Vocation or Employment
--------------------------------  -----------------------------  ----------------------------------------------------
Yukio Shirokawa                   Senior Managing Officer        _____
Takao Omori                       Senior Managing Officer        _____
Tamon Watanabe                    Senior Managing Officer        _____
Mitsugu Toyota                    Senior Managing Officer        _____
Norio Anbe                        Senior Managing Officer        _____


(c) NAM-Hong Kong provides investment advisory services to Japanese and international clients. NAM-Hong Kong is an investment adviser to Japan Smaller Capitalization Fund, Inc. (a U.S. registered closed-end investment company). The principal address of NAM-Hong Kong is 30th Floor, Two International Finance Center, 8 Finance Street, Central, Hong Kong.

Set forth below is a list of the principal officers and directors of NAM-Hong Kong indicating each business, profession, vocation or employment of a substantial nature in which each such person has been engaged since December 1, 2004 for his own account or in the capacity of director, officer, partner or trustee.

                                          Position With                 Other Substantial Business, Profession,
             Name                         NAM-Hong Kong                          Vocation or Employment
--------------------------------  -------------------------------  ----------------------------------------------------
Yasuhiro Yokota                   President and Managing Director   _____
Shigeru Fujinuma                  Director                          Executive Managing Director, Nomura Asset
                                                                    Management Co., Ltd.
                                                                    Managing Director, NAM-Singapore
                                                                    Chairman and Director, Nomura Asset Management
                                                                    U.K. Limited
Masahiro Umemori                 Director                           Managing Director, Nomura Asset Management
                                                                    Singapore Limited

(d) NAM-Singapore provides investment advisory services to Japanese and international clients. NAM-Singapore is an investment adviser to Japan Smaller Capitalization Fund, Inc. (a U.S. registered closed-end investment company). The principal address of NAM-Singapore is 6 Battery Road 34-02, Singapore 049909.


Set forth below is a list of the principal officers and directors of NAM-Singapore indicating each business, profession, vocation or employment of a substantial nature in which each such person has been engaged since December 1, 2004 for his own account or in the capacity of director, officer, partner or trustee.


                                          Position With                 Other Substantial Business, Profession,
             Name                         NAM-Singapore                          Vocation or Employment
--------------------------------  -------------------------------  ----------------------------------------------------
Masahiro Umemori                  Managing Director                Managing Director, NAM Hong Kong
Shigeru Fujinuma                  Director                         Executive Managing Director, Nomura Asset
                                                                   Management Co., Ltd.
                                                                   Managing Director, NAM-Hong Kong
Kazuo Watanabe                    Director                         _____

ITEM 32. LOCATION OF ACCOUNTS AND RECORDS

All accounts, books and other documents required to be maintained by Section 31
(a) of the 1940 Act, as amended, and the rules promulgated thereunder are maintained at the offices of the Fund (Two World Financial Center, Building B, New York, New York 10281), and Brown Brothers Harriman & Co., 40

Water Street, Boston, Massachusetts 02109-3661, the Fund's custodian and Computershare Fund Services, 250 Royall Street, Canton, Massachusetts 02021, the Fund's transfer agent.

ITEM 33. MANAGEMENT SERVICES

Not applicable.

ITEM 34. UNDERTAKINGS

      (1) The Registrant undertakes to suspend offering of its shares until it amends its prospectus if (1) subsequent to the effective date of its Registration Statement, the NAV of its shares declines more than 10 percent from its NAV as of the effective date of the Registration Statement or (2) the NAV increases to an amount greater than its net proceeds as stated in the prospectus.

      (2)   Not applicable.

      (3)   Not applicable.

      (4)   Not applicable.

      (5)   Registrant undertakes that:

            (a) for the purpose of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the 1933 Act shall be deemed to be part of this registration statement as of the time it was declared effective.

            (b) for the purposes of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   Signatures


      Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, and State of New York, on the 19th day of January, 2007.




                                       Korea Equity Fund, Inc.


                                       By: /s/ Kenneth L. Munt
                                           -----------------------------------
                                                     (Kenneth L. Munt,
                                                      Vice President)


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                  Signature                                    Title                               Date
                  ---------                                    -----                               ----

                                                       Director and President
              Hiroshi Terasaki*                    (Principal Executive Officer)
-----------------------------------------------
              (Hiroshi Terasaki)

                                                              Treasurer
           Rita Chopra-Brathwaite*                 (Principal Financial Officer)
-----------------------------------------------
          (Rita Chopra-Brathwaite )

           William G. Barker, Jr.*                            Director
-----------------------------------------------
           (William G. Barker, Jr.)

               Rodney A. Buck*                                Director
-----------------------------------------------
                (Rodney Buck)

             David B. Chemidlin*                              Director
-----------------------------------------------
              (David Chemidlin)

                Chor Weng Tan*                                Director
-----------------------------------------------
               (Chor Weng Tan)

               John F. Wallace*                               Director
-----------------------------------------------
              (John F. Wallace)

          /s/ Rita Chopra-Brathwaite                                                         January 19, 2007

-------------------------------------------------------------------------------------
       *By Rita Chopra-Brathwaite, as attorney-in-fact of each person so indicated.

                                  Exhibit Index
                                  -------------


Exhibit No.            Exhibit Description
-----------            -------------------

(2)(a)(2)              Articles Supplementary, dated February 18, 2004